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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January, 2005
Commission File Number 0-26104

TESMA INTERNATIONAL INC. (Translation of registrant's name into English) 1000 Tesma Way, Concord, Ontario, Canada L4K 5R8 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC. (Registrant)
Date: January 10, 2005	By:	/s/ STEFAN T. PRONIUK Stefan T. Proniuk, Vice-President, Secretary and General Counsel

EXHIBITS

Exhibit 99.1	Notice of Special Meeting and Management Information Circular/Proxy Statement for Special Meeting of Holders of Class A Subordinate Voting Shares dated January 10, 2005
Exhibit 99.2	Notice of Guaranteed Delivery for the registered holders of Class A Subordinate Voting Shares of the Registrant
Exhibit 99.3	Letter of Transmittal and Cash Election Form for registered holders of Class A Subordinate Voting Shares of the Registrant
Exhibit 99.4	Class A Subordinate Voting Shares Proxy of the Registrant
Exhibit 99.5	Certificate pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer dated January 10, 2005
Exhibit 99.6	Confirmation of Mailing of Computershare Trust Company of Canada dated January 10, 2005

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